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                          June 7, 2021

       Jeffery V. Curry
       Chief Legal Officer
       CBL & Associates HoldCo II, LLC
       2030 Hamilton Place Blvd., Suite 500
       Chattanooga, TN 37421

                                                        Re: CBL & Associates
HoldCo II, LLC
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed May 27, 2021
                                                            File No. 022-29094

       Dear Mr. Curry:

               This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

              Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Heather Emmel